HALF YEAR REPORT

For the period ended 31 December 2020



Genetic Technologies Limited

ABN 17 009 212 328

Genetic Technologies Limited
Appendix 4D
Half-year ended 31 December 2020

Name of entity:	Genetic Technologies Limited
ABN:	17 009 212 328
Half-year ended:	31 December 2020
Previous period:	31 December 2019

Results for announcement to the market

				$
Revenue for ordinary activities	Up	2,704.8%	to	16,436
Net loss after tax (from ordinary activities) for the period attributable to members	Up	(31.2)%	to	(3,475,095)
Net loss after tax for the period attributable to members	Up	(31.2)%	to	(3,475,095)

Net tangible assets per security

	31 December 2020 Cents	31 December 2019 Cents
Net tangible asset backing (per security)	**0.19**	0.06

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the Directors' report.

Distributions

No dividends have been paid or declared by the Company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the half-year ended 31 December 2020.

Other information required by Listing Rule 4.2A

a. Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b. Details of any dividend or distribution reinvestment plans:	N/A
c. Details of associates and joint venture entities:	N/A
d. Other information	N/A

(continued)

Interim review

The financial statements have been reviewed by the group's independent auditor without any modified opinion, disclaimer or emphasis of Matter.

Genetic Technologies Limited

ABN 17 009 212 328

Interim report - 31 December 2020

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2020 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The Directors submit the financial report on the consolidated entity consisting of Genetic Technologies Limited ("GTG" and the "Company") and the entities ("group") it controlled at the end of, or during, the half-year ended 31 December 2020

Directors

The following persons were Directors of Genetic Technologies Limited during the whole of the half-year and up to the date of this report:

Mr Peter Rubinstein
Dr Jerzy Muchnicki
Dr Lindsay Wakefield
Mr Nicholas Burrows

Review of operations

For the half-year ended 31 December 2020, the group incurred an operating loss of $3,475,095 (2019: $2,647,698) and net assets as at 31 December 2020 were $17,480,659 (30 June 2020: $13,992,607). The group's cash position at 31 December 2020 was $16,435,109 (30 June 2020: $14,214,160).

The Company's cash receipts remained low as expected during this time of Covid 19 however the Company has increased its capabilities, directing the additional capital raised to expand and bring its comprehensive suite of risk assessment tests to market across both Australia and the US. The Company can also expand and upgrade the laboratory to incorporate next generation sequencing and high density SNP arrays. These will allow-for the first time-risk assessments for 100 per cent of a person's genomic risk, including monogenic, polygenic, clinical risk factors, and family history.

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company", "GTG"), a diversified molecular diagnostics company is pleased to provide an Operational Update for the half year ended December 31, 2020 and including events up until the date of the report.

Highlights

- Successful capital raisings of US$5.1m before costs (in the 6 months to December 31, 2020)
- NASDAQ Compliance Confirmation
- US Sales commence via Online Health Platform
- Secures US and ANZ Distribution Rights for PREDICTIX
- Appointment of Simon Morriss Chief Executive Officer
- Appointment of Dr Jerzy Muchnicki Chief Medical Officer
- COVID-19 PRS test is undergoing technical validation with an expanded data set
- Intellectual Property and Regulatory Approvals
- Launch of US Consumer Initiated Testing (CIT) Platform
- Key Management Personnel update
- Financial position

Review of operations (continued)

Successful capital raising of US$5.1m before costs

On July 21, 2020, the Company closed a registered direct offering of 1,025,000 American Depository Shares (ADS's), each representing six hundred (600) of the Company's ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering was approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants have not been issued as of the date of report as they are subject to shareholder approval.

The Company intends to use the net proceeds from this offering to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as working capital and potential acquisitions.

US Sales commence via Online Health Platform

Initial sales of its GeneType for Breast Cancer Risk Assessment have commenced in the United States via an online health platform, elicity by InTeleLabs, an independent telehealth and personalised medicine company. This portal is secure, Health Insurance Portability and Accountability Act (HIPAA) compliant.

GeneType for Breast Cancer is disease risk prediction test that provides results that inform individuals if they are at low-, average- or high- risk of developing breast cancer. The test uses a patented combination of clinical risk factors and Polygenic Risk Score (PRS) to provide an estimate of the five-year and remaining lifetime risk of developing breast cancer.

Secures US and ANZ Distribution Rights for PREDICTIX

Entered into a three-year partnership agreement with mental health company, Taliaz, for the distribution rights of their PREDICTIX products in Australia, New Zealand and the USA.

The execution of the Agreement is reliant on product regulatory clearance by the Therapeutic Goods Administration (TGA) in Australia and Food and Drug Administration (FDA) in the USA. Once cleared, GTG has committed to providing a minimum distribution of 8,000 tests over the initial three-year term with an associated minimum cost to GTG of $200,000 over the term.

Appointment of Simon Morriss Chief Executive Officer

On January 4, 2021, the Company announced the appointment of Simon Morriss to the role of Chief Executive Officer, commencing on February 1, 2021.

Simon brings over 20 years' experience within the Pharmaceutical, Healthcare and FMCG industries having held senior executive positions at Sanofi and Blackmores. He brings a wealth of experience in managing teams and successfully executing across sales, marketing and brand building. Additionally, he has been critical in leading commercialisation across these industries and understands the unique pressures and opportunities.

Review of operations (continued)

Appointment of Dr Jerzy Muchnicki Chief Medical Officer

On January 4, 2021, the Company announced that commencing on February 1, 2021 that Dr Jerzy Muchnicki, who has been Acting CEO since September 2019, will be stepping into the role of Chief Medical Officer and Executive Director.

Dr Muchnicki was critical in advancing both the direction of the Company and the scope of the products in development. In his role as Chief Medical Officer, Dr Muchnicki will continue to leverage his exceptional background and experience to continue to advance the product development and establish the medical framework for GTGs platform offering.

COVID-19 PRS test is undergoing technical validation with an expanded data set

The Company has also confirmed capacity to scale up production for a global roll-out of the COVID-19 risk test (reagent and SNP array panel) with major manufacturers, including Thermo Fisher Scientific. The product uses technical components that healthcare manufacturers already produce for other genetic-based tests. This will support the Company's plans to accelerate production to meet expected global demand.

We estimate that the Company's Australian facilities can produce up to 250,000 tests a year. The scale-up of manufacturing will require global distribution partnerships if the COVID-19 risk test is widely adopted. In anticipation of high demand, the Company expects to make its data pack for the test available to global laboratories. Direct and indirect costs to date are approximately A$375,000.

Discussions have taken place with Centres for Medicare and Medicaid Services (CMS) and National Association of Testing Authorities, Australia (NATA) for regulatory approval for the Company's COVID-19 risk severity test in the U.S. and Australia.

- The Company plans to submit a complete technical package to the Centres for Medicare and Medicaid Services (CMS) for review and approval. Clinical Laboratory Improvement Amendments (CLIA) turn-around time for approval is expected to be approximately 45 days from submission;
- Submission of the technical file to include scientific literature, algorithm validation, laboratory network validation, and laboratory procedural documentation; and
- NATA to provide an assessment after an internal review of the final independent data set for test validation.

The test should give risk stratification information which may help personal and population management in two ways, to:

- Guide quarantine measures on a personal, local, and national scale; and
- Prioritize vaccination when a vaccine becomes freely available

Intellectual Property and Regulatory Approvals

GTG's patent portfolio remains robust. GTG has submitted updates to the previously filed provisional patent for its COVID-19 PRS Test with IP Australia (2020901739 - Methods of assessing risk developing a severe response to Coronavirus infection) as submitted on 27 May 2020. The amendments were filed on 30 September 2020 and 17 February 2021 and incorporate GTG's latest findings as outlined in the technical paper.

Review of operations (continued)

Intellectual Property and Regulatory Approvals (continued)

The provisional patent covers the specific SNP algorithm designed by GTG to calculate the PRS and the testing model that combines the PRS test and the clinical risk factors that together constitute the COVID-19 PRS Test.

Launch of US Consumer Initiated Testing (CIT) Platform

The Company has previously outlined its key avenues for commercialisation of launched products which currently include:

- The consumer-initiated testing and online sales and marketing platform (CIT) available in Australia and the US. The CIT platforms are the first stage of the Company's sales and marketing strategy.
- Sales via medical professionals for business to business (B2B) purposes. This involves a direct sales approach, in addition to the Company's education program to enhance general knowledge, understanding and acceptance of genetic testing to assist with reducing patient mortality through early intervention.

The Company is currently working on:

- Reimbursement avenues via the Germline testing platform for BRCA and Lynch Syndrome
- Direct to consumer testing with no medical supervision for products under consideration including ancestry and gut microbiome testing

Significant changes in the state of affairs

On July 17, 2020, 166,066,050 warrants issued during the capital raise in May 2019 exercisable at United States Dollars (US$) US$0.00533, each expiring May 23, 2024 were exercised and converted to 114,447,000 ordinary shares. These warrants have no cash consideration upon conversion and is consistent with the cashless exercise arrangement under the terms of their issue.

Furthermore, 18,500,000 options issued to an underwriter exercisable at $0.008, each expiring October 29, 2022 were exercised and converted to 18,500,000 ordinary shares. These options were issued for a cash consideration of $148,000.

On July 21, 2020, the Company closed a registered direct offering of 1,025,000 American Depository Shares (ADS's), each representing six hundred (600) of the Company's ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering was approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital.

As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

There have been no other significant changes in the state of affairs of the group during the period.

Events since the end of the financial period

On January 25, 2021, the Company closed a registered direct offering of 1,250,000 American Depositary Shares ("ADSs"), each representing six hundred (600) of the Company's ordinary shares, at a purchase price of United States Dollars (US$) US$5.25 per ADS - or in Australian dollars $0.01125 per ordinary share. H.C Wainwright & Co acted as the placement agent for this offering. Against the offering, the Company has agreed to issue 48,750,000 warrants (81,250 ADS warrants) exercisable at US$0.00109375 per share (US$6.5625 per ADS) (unless exercised using the Cashless Exercise), each, expiring in 5 years from issue date, to the placement agent, which formed part of cost of raising capital which is still to be ratified.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 7.

This report is made in accordance with a resolution of Directors.

Dr Jerzy Muchnicki
Director

Melbourne
26 February 2021

Collins Square, Tower 5
727 Collins Street
Melbourne VIC 3008

Correspondence to:
GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Auditor's Independence Declaration

To the Directors of Genetic Technologies Limited

In accordance with the requirements of section 307C of the *Corporations Act 2001*, as lead auditor for the review of Genetic Technologies Limited for the half-year ended 31 December 2020, I declare that, to the best of my knowledge and belief, there have been:

a no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd
Chartered Accountants

M A Cunningham
Partner – Audit & Assurance

Melbourne, 26 February 2021

Genetic Technologies Limited
Condensed consolidated statement of profit or loss and comprehensive income
For the half-year ended 31 December 2020

	Notes	Consolidated entity	
		31 December 2020	31 December 2019
		$	$
Revenue from contracts with customers		**16,436**	586
Cost of sales of goods		**(183,025)**	(194,501)
Gross loss		**(166,589)**	(193,915)
Other income	2(a)	**956,547**	447,756
Other gains/(losses) – net		**20,913**	258,078
General and administrative expenses		**(2,618,265)**	(1,747,705)
Laboratory and Research and Development		**(1,061,691)**	(1,128,124)
Selling and Marketing		**(598,587)**	(276,550)
Operating loss		**(3,467,672)**	(2,640,460)
Finance expenses		**(7,423)**	(7,238)
Loss before income tax		**(3,475,095)**	(2,647,698)
Income tax expense		**-**	-
Loss for the period		**(3,475,095)**	(2,647,698)
Other comprehensive income			
Items that may be reclassified to profit or loss:			
Exchange differences on translation of foreign operations	3(b)	(65,226)	(381,163)
Total comprehensive loss for the period		**(3,540,321)**	(3,028,861)
Total comprehensive loss for the period is attributable to:			
Owners of Genetic Technologies Limited		**(3,540,321)**	(3,028,861)
		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the Company:			
Basic/diluted loss per share	4	**(0.05)**	(0.08)

The above condensed consolidated statement of profit or loss and comprehensive income should be read in conjunction with the accompanying notes.

Genetic Technologies Limited
Condensed consolidated balance sheet
As at 31 December 2020

	Notes	Consolidated entity 31 December 2020 $	30 June 2020 Restated* $
ASSETS			
Current assets			
Cash and cash equivalents		**16,435,109**	14,214,160
Trade and other receivables		**1,308,481**	789,354
Inventories		**114,069**	91,390
Other current assets		**230,447**	97,845
Total current assets		**18,088,106**	15,192,749
Non-current assets			
Property, plant and equipment		**474,824**	42,285
Right-of-use asset		**280,374**	397,945
Total non-current assets		**755,198**	440,230
Total assets		**18,843,304**	15,632,979
LIABILITIES			
Current liabilities			
Trade and other payables		**502,750**	723,724
Employee benefit obligations		**488,088**	432,933
Lease liabilities		**250,561**	240,915
Total current liabilities		**1,241,399**	1,397,572
Non-current liabilities			
Borrowing		**46,741**	52,252
Employee benefit obligations		**4,812**	1,927
Lease liabilities		**69,693**	188,621
Total non-current liabilities		**121,246**	242,800
Total liabilities		**1,362,645**	1,640,372
Net assets		**17,480,659**	13,992,607
EQUITY			
Share capital	3(a)	**147,068,272**	140,111,073
Other reserves	3(b)	**9,934,519**	9,928,571
Retained earnings		**(139,522,132)**	(136,047,037)
Total equity		**17,480,659**	13,992,607

* See note 5(a) for details regarding the restatement as a result of an error.

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Genetic Technologies Limited
Condensed consolidated statement of changes in equity
For the half-year 31 December 2020

Consolidated entity		Share capital $	Other reserves $	Retained earnings $	Total equity $
		Attributable to owners of Genetic Technologies Limited			
Balance at 1 July 2019		125,498,824	6,009,932	(129,752,262)	1,756,494
Loss for the period		-	-	(2,647,698)	(2,647,698)
Other comprehensive loss		-	(381,163)	-	(381,163)
Total comprehensive income for the half-year		-	**(381,163)**	**(2,647,698)**	**(3,028,861)**
Transactions with owners in their capacity as owners:					
Contributions of equity, net of transaction costs and tax		2,309,163	-	-	2,309,163
Reversal of forfeited performance rights		-	(81,982)	-	(81,982)
Issue of options/warrants to underwriters		-	1,873,720	-	1,873,720
Share-based payments		-	33,771	-	33,771
		2,309,163	1,825,509	-	4,134,672
Balance at 31 December 2019		**127,807,987**	**7,454,278**	**(132,399,960)**	**2,862,305**
Balance at 1 July 2020 (restated*)		140,111,073	9,928,571	(136,047,037)	13,992,607
Loss for the period		-	-	(3,475,095)	(3,475,095)
Other comprehensive loss		-	(65,226)	-	(65,226)
Total comprehensive income for the half-year		-	**(65,226)**	**(3,475,095)**	**(3,540,321)**
Transactions with owners in their capacity as owners:					
Contributions of equity, net of transaction costs and tax	3(a)	6,067,085	-	-	6,067,085
Issue of options/warrants	3(b)	-	461,413	-	461,413
Issue of performance rights	3(b)	-	499,875	-	499,875
Exercise of options/warrants	3(b)	890,114	(890,114)	-	-
		6,957,199	71,174	-	7,028,373
Balance at 31 December 2020		**147,068,272**	**9,934,519**	**(139,522,132)**	**17,480,659**

*See note 5(a) for details regarding the restatement as a result of an error.

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

	Notes	Consolidated entity Half-year 31 December 2020 $	31 December 2019 $
Cash flows from operating activities			
Receipts from customers		**16,437**	586
Payments to suppliers and employees		**(4,141,522)**	(3,675,822)
R&D tax incentive and other grants received		**369,376**	805,231
Net cash outflow from operating activities		**(3,755,709)**	(2,870,005)
Cash flows from investing activities			
Payments for property, plant and equipment		**(556,373)**	(2,521)
Repayment of loans by related parties		**-**	43,380
Proceeds from sale of property, plant and equipment		**5,191**	37,002
Interest received		**31,000**	10,754
Net cash (outflow)/inflow from investing activities		**(520,182)**	88,615
Cash flows from financing activities			
Proceeds from issues of shares and other equity securities		**7,377,199**	4,499,965
Interest paid		**(7,423)**	(34,684)
Repayment of borrowings		**(5,511)**	-
Share issue cost		**(780,017)**	(317,082)
Lease payments		**(109,282)**	(99,723)
Net cash inflow from financing activities		**6,474,966**	4,048,476
Net increase in cash and cash equivalents		**2,199,075**	1,267,086
Cash and cash equivalents at the beginning of the financial year		**14,214,160**	2,131,741
Effects of exchange rate changes on cash and cash equivalents		**21,874**	(121,753)
Cash and cash equivalents at end of the half-year		**16,435,109**	3,277,074

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

1 Segment information

(a) Description of segments and principal activities

The Company has identified two reportable segments as reported that is consistent with the internal reporting provided to the chief operating decision maker.

Management considers the business from a geographic perspective and has identified two reportable segments:

Australia: is the home country of the parent entity and the location of the Company's genetic testing and licensing operations.

USA: is the home of Phenogen Sciences Inc. and GeneType Corporation

(b) Geographical segments

The segment information for the reportable segments is as follows:

31 December 2020 **Consolidated entity**	Australia $	USA $	Total $
Segment revenue & other income			
Revenue from contracts with customers	4,840	11,596	16,436
Other income	954,634	1,913	956,547
Net other gains	20,913	-	20,913
Cost of goods sold	(177,451)	(5,574)	(183,025)
Total segment revenue & other income	802,936	7,935	810,871
Segment expenses			
Depreciation and amortisation	(100,732)	(124)	(100,856)
Finance costs	(2,367)	(5,056)	(7,423)
Share-based payments	(601,271)	-	(601,271)
Laboratory and research and development	(996,587)	(65,104)	(1,061,691)
Corporate and administration	(1,805,078)	(2,739)	(1,807,817)
Other operating expenses	(383,047)	(215,416)	(598,463)
Depreciation for right-of-use assets	(98,647)	(9,798)	(108,445)
Total segment expenses	(3,987,729)	(298,237)	(4,285,966)
Income tax expenses	-	-	-
Loss for the period	(3,184,793)	(290,302)	(3,475,095)
Total Segment Assets	18,706,851	136,453	18,843,304
Total Segment Liabilities	(1,220,207)	(142,438)	(1,362,645)

1 Segment information (continued)

(b) Geographical segments (continued)

31 December 2019 **Consolidated entity**	Australia $	USA $	Total $
Segment revenue & other income			
Revenue from contracts with customers	-	586	586
Other income	447,756	-	447,756
Other gains/(losses)	258,078	-	258,078
Cost of goods sold	(192,534)	(1,967)	(194,501)
Total segment revenue & other income	513,300	(1,381)	511,919
Segment expenses			
Depreciation and amortisation	(37,478)	-	(37,478)
Depreciation for right-of-use assets	(103,635)	-	(103,635)
Finance costs	(146)	(7,092)	(7,238)
Share-based payments	48,212	-	48,212
Laboratory and research and development	(1,041,896)	(86,228)	(1,128,124)
Corporate and administration	(1,647,334)	(7,470)	(1,654,804)
Other operating expenses	(79,600)	(196,950)	(276,550)
Total segment expenses	(2,861,877)	(297,740)	(3,159,617)
Income tax expenses	-	-	-
Loss for the period	(2,348,577)	(299,121)	(2,647,698)
Total Segment Assets	4,264,568	79,038	4,343,606
Total Segment Liabilities	(1,353,715)	(127,586)	(1,481,301)

2 Other income and expense items

(a) Other income

	Consolidated entity	
	31 December 2020 **$**	31 December 2019 $
Government Grant income - COVID-19 relief (ii)	**220,000**	-
R&D tax incentive income (i)	**540,000**	400,000
Other	**196,547**	47,756
	956,547	447,756

2 Other income and expense items (continued)

(a) Other income (continued)

(i) R&D tax incentive income

The group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the half year ended 31 December 2020, the group has included an item in other income of $540,000 (2019: $400,000) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

On December 5, 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than $20 million would become 41%. As at 31 December 2020, the bill remains under review by the Senate Committee.

In accordance with AASB 120, Government Grants, including non-monetary grants at fair value, should not be recognised until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received.

Management does not consider the rate reduction to be substantially enacted as at 31 December 2020 due to the continued legislative debate in Parliament. The group has therefore calculated the R&D tax incentive by applying the currently legislated R&D rate to eligible expenditure.

(ii) Government Grant income – COVID-19 Relief

The COVID-19 relief relate to Government assistance received during the year, from the Australian Government (at both federal and state level), in response to the economic and financial challenges in the current economy.

Government Grants are recognised as income when the group is reasonably assured that it will comply with the conditions attached to the grant and the amount will be received.

3 Equity

	31 December 2020 No.	31 December 2020 $	30 June 2020 No.	30 June 2020 $
Fully paid	**8,261,726,743**	**147,068,272**	7,513,779,743	140,111,073

(a) Share capital

(i) Movements in ordinary shares

Details	Number of shares	$
Balance at 1 July 2020	**7,513,779,743**	**140,111,073**
Issue of 132,947,000 ordinary shares at US$0.00533 (July 17, 2020)	132,947,000	1,038,113
Issue of 615,000,000 ordinary shares at US$0.0083 (July 20, 2020)	615,000,000	7,221,687
Less: transaction costs arising on share issue	-	(1,302,601)
Balance at 31 December 2020	**8,261,726,743**	**147,068,272**

(ii) Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On July 17, 2020, the Company issued 114,447,000 new ordinary shares at the exercise of 166,066,050 warrants issued on 16 July 2019, at no cash consideration and exercisable at United States Dollars (US$) 0.0053 that were issued to underwriters along with capital raised in May 2019.

On July 17, 2020, the Company issued 18,500,000 new ordinary shares at the exercise of 18,500,000 options issued on 30 October 2019, at $0.008 (0.8 cents) per option, expiring October 29, 2022 to various underwriters.

On July 21, 2020, the Company closed a registered direct offering of 1,025,000 American Depositary Shares ("ADSs"), each representing six hundred (600) of the Company's ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. H.C Wainwright & Co acted as the placement agent for this offering. Against the offering, the Company issued 365,000,000 Shares to several US institutional investors pursuant to Listing Rule 7.1. The Company issued 250,000,000 Shares to several US institutional investors pursuant to Listing Rule 7.1A. The Company issued 39,975,000 warrants exercisable at US$0.00104 each (unless exercised using the Cashless Exercise), each, expiring in 5 years from issue date, to H.C. Wainwright & Co, which formed part of cost of raising capital which were approved at the AGM held on 10 December 2020.

On December 21, 2020, the Company issued 12,850,000 options with an exercise price of $0.008 (0.8 cents) per option, expiring December 1, 2023 issued under an employee incentive scheme that are not being immediately quoted on the ASX.

3 Equity (continued)

(a) Share capital (continued)

(ii) Ordinary shares (continued)

On December 21, 2020 and following approval by shareholders at the Company's Annual General Meeting held on December 10, 2020, the Company issued performance rights expiring on December 21, 2023 for nil consideration to the following Directors, or their nominee, of the Company:

- Mr Nick Burrows issued with 5,000,000 Class A performance rights.
- Dr Jerzy Muchnicki issued with 7,500,000 Class A performance rights, 25,000,000 Class B performance rights and 25,000,000 Class C performance rights.
- Mr Peter Rubinstein issued with 7,500,000 Class A performance rights, 25,000,000 Class B performance rights and 25,000,000 Class C performance rights.
- Dr Lindsay Wakefield issued with 5,000,000 Class A performance rights.

(b) Other reserves

Consolidated entity	Share-based payments $	Foreign currency translation $	Total $
Balance at 1 July 2020 (restated)	9,172,148	756,423	9,928,571
Currency translation differences	-	(65,226)	(65,226)
Other comprehensive income for the period	-	(65,226)	(65,226)
Transactions with owners in their capacity as owners			
Exercise of options/warrants	(890,114)	-	(890,114)
Issue of options/warrants	461,413	-	461,413
Issue of performance rights	499,875	-	499,875
At 31 December 2020	9,243,322	691,197	9,934,519

(i) Movement in performance rights, options and warrants:

Details	Number of Performance Rights	Number of options/ warrants	Total $
Balance at 1 July 2020 (restated)	**15,000,000**	**744,180,250**	**9,172,148**
Exercise of options/warrants	-	(184,566,050)	(890,114)
Issue of options under ESOP	-	12,850,000	101,396
Issue of warrants during capital raise	-	224,152,578	360,017
Issue of performance rights	125,000,000	-	499,875
Balance at 31 December 2020	**140,000,000**	**796,616,778**	**9,243,322**

4 Loss per share

(a) Reconciliation of earnings used in calculating earnings per share

	Consolidated entity	
	31 December 2020 $	31 December 2019 $
Basic earnings per share		
Loss attributable to the ordinary equity holders of the Company used in calculating basic/diluted earnings per share:		
From continuing operations	**(3,475,095)**	(2,647,698)

(b) Weighted average number of shares used as denominator

	Consolidated entity	
	31 December 2020 Number	31 December 2019 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	**8,182,595,770**	3,331,576,766

5 Critical estimates, judgements and errors

(a) Correction of error - previous year

At 31 December 2020, the group has corrected an error from the previous financial year whereby warrants were classified as a financial liability. The warrants were granted to a USA broker for services in relation to equity raised in April and May 2020. These are an equity-settled share-based payment and should be treated as equity instead of a financial liability. The group has decided to correct this error and reclassify all warrants to be under share-based payments reserves. This change has lead to the comparative statement of financial position at 30 June 2020 being restated to correct the error.

The following areas of the financial statements have been restated accordingly.

Consolidated entity	30 June 2020 $	Increase/ (Decrease) $	30 June 2020 (Restated) $
Condensed consolidated balance sheet (extract)			
Other financial liabilities	977,237	(977,237)	-
Net assets	**13,015,370**	**(977,237)**	**12,038,133**
Other reserves	8,755,489	1,173,082	9,928,571
Retained earnings	(135,851,192)	(195,845)	(136,047,037)
Total equity	**13,015,370**	**977,237**	**13,992,607**

The correction of error had no effect on the condensed consolidated statement of profit or loss and comprehensive income or the condensed consolidated statement of cash flows for the half-year ended 31 December 2019.

6 Related party transactions

(a) Parent entities

(i) Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent Company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company

(b) Transactions with other related parties

During the half year ended 31 December 2020, the only transactions between entities within the group and other related parties, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

(i) Performance rights issuance

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

- 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr Paul Kasian
- 3,750,000 Class A Performance Rights to Dr Lindsay Wakefield
- 6,250,000 Class A Performance Rights to Dr Jerzy Muchnicki
- 5,000,000 Class A Performance Rights to Mr Peter Rubinstein
- 3,750,000 Class A Performance Rights to Mr Xue Lee

6 Related party transactions (continued)

(b) Transactions with other related parties (continued)

(i) Performance rights issuance (continued)

In the year ended June 30, 2020, all Performance Rights previously issued to Dr Paul Kasian and Mr Xue Lee were forfeited.

After receiving another requisite shareholder approval on December 10, 2020, the Company issued additional 125,000,000 performance rights to Directors of the Company as follows:

- 5,000,000 Class A Performance Rights to Dr Lindsay Wakefield
- 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr Jerzy Muchnicki
- 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Mr Peter Rubinstein
- 5,000,000 Class A Performance Rights to Mr Nicholas Burrows

The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $499,875 of associated expense in the current reporting period.

(ii) Genetic Technologies HK Limited and Aocheng Genetic Technologies Co, Ltd - Joint Venture

In August 2018, the Company announced a Heads of Agreement had been reached with Representatives of the Hainan Government - Hainan Ecological Smart City Group ("HESCG"), a Chinese industrial park development and operations Company have formally invited Genetic Technologies Limited ("GTG") to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited ("Zishan"), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on August 14, 2018).

Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019.

The Company's previous Chairman, Dr Paul Kasian was named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At December 31, 2020, Genetic Technologies HK Limited has 100% ownership of Hainan Aocheng Genetic Technologies Co. Limited. Dr Muchnicki has been appointed as a Director of Genetic Technologies HK Limited. At this time, no Directors fees or emoluments have been paid to Dr Muchnicki, nor have agreements regarding fees been reached.

(iii) Mr. Phillip Hains (Chief Financial Officer)

On July 15, 2019, the Company announced that it had appointed Mr. Phillip Hains (MBA, CA) as the Chief Financial Officer who has over 30 years of extensive experience in roles with a portfolio of ASX and NASDAQ listed companies and provides CFO services through his firm The CFO Solution. Prior to this point the Company had a similar arrangement with The CFO Solution, where it would engage and provided services of overall CFO, accounting and other finance related activities.

During the half year ended December 31, 2020, the Company had transactions valued at $94,771 (2019: $251,170) with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

6 Related party transactions (continued)

(b) Transactions with other related parties (continued)

(iv) Mr. Stanley Sack (Chief Operating Officer)

On May 18, 2020, the Company appointed Mr Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr Sack has spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high net worth family managing all their operating businesses and private equity activities. Mr Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

During the half year ended December 31,2020, the Company had transactions valued at $62,563 (2019: $Nil) with Mr Stanley Sack's entity Cobben Investments towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

(v) Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein's associate entity ValueAdmin.com Pty Ltd and amounted to $33,000.

7 Events occurring after the reporting period

On January 25, 2021, the Company closed a registered direct offering of 1,250,000 American Depositary Shares ("ADSs"), each representing six hundred (600) of the Company's ordinary shares, at a purchase price of United States Dollars (US$) US$5.25 per ADS - or in Australian dollars $0.01125 per ordinary share. H.C Wainwright & Co acted as the placement agent for this offering. Against the offering, the Company has agreed to issue 48,750,000 warrants (81,250 ADS warrants) exercisable at US$0.00109375 per Share (US$6.5625 per ADS) (unless exercised using the Cashless Exercise), each, expiring in 5 years from issue date, to the placement agent, which formed part of cost of raising capital which is still to be ratified.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

8 Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2020 have been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

These interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2020 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period and the adoption of the new and amended standards as set out below. The Interim Financial Statements have been approved and authorised for issue by the board on 26 February 2021.

(a) Compliance with IFRS

The consolidated financial statements of Genetic Technologies Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In the Directors' opinion:

(a) the financial statements and notes set out on pages 1 to 20 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with AASB 134 *Interim Financial Reporting*, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and

  (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2020 and of its performance for the half-year ended on that date, and

(b) there are reasonable grounds to believe that the Genetic Technologies Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.



Dr Jerzy Muchnicki
Director

Melbourne
26 February 2021

Collins Square, Tower 5
727 Collins Street
Melbourne VIC 3008

Correspondence to:
GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Independent Auditor's Review Report

To the Members of Genetic Technologies Limited

Report on the review of the half-year financial report

Conclusion

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited (the Company) and its subsidiaries (the Group), which comprises the condensed consolidated balance sheet as at 31 December 2020, and the condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the half-year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Genetic Technologies Limited and its subsidiaries does not comply with the *Corporations Act 2001* including:

(a) giving a true and fair view of the Group's financial position as at 31 December 2020 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*. Our responsibilities are further described in the Auditor's Responsibilities for the Review of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Grant Thornton

Directors' responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the Group's financial position as at 31 December 2020 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd
Chartered Accountants

M A Cunningham
Partner – Audit & Assurance

Melbourne, 26 February 2021